

Mail Stop 3561

June 4, 2010

By U.S. Mail and facsimile to (714) 428-6090

Nathan W. Franke
Executive Vice President and Chief Financial Officer
Resources Connection, Inc.
17101 Armstrong Avenue
Irvine, California 92614

> **Re: Resources Connection, Inc.**
> **Form 10-K for Fiscal Year Ended May 30, 2009**
> **Filed July 29, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 10, 2009**
> **Form 8-K**
> **Filed November 24, 2009**
> **Form 8-K/A**
> **Filed January 5, 2010**
> **File No. 000-32113**

Dear Mr. Franke:

We have reviewed your response dated May 4, 2010 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 30, 2009

Financial Statements, page 40

Note 15. Stock Based Compensation Plans, page 60

1. We note your response to comment three in our letter dated April 8, 2010 that your restricted stock grants are not material for disclosure. However, we believe that some additional disclosure is necessary to allow your investors to assess the materiality of

the restricted stock grants and to understand why additional disclosures have not been provided. Please disclose in future filings the number of shares of restricted stock outstanding and the number of unvested restricted shares at the most recent balance sheet. If there is material unrecognized compensation expense related to unvested restricted shares which is not included in the amount disclosed for unrecognized compensation expense related to stock options, please disclose the aggregate amount of such unrecognized compensation expense and the weighted-average period over which it is expected to be recognized. Alternatively, if the unrecognized compensation expense related to your unvested restricted shares is not material, please consider disclosing a statement to that effect.

Form 8-K filed November 24, 2009 and Form 8-K/A filed January 5, 2010

General

2. We note from your response to comment eight in our letter dated April 8, 2010 that you did not record a separate asset arising from your acquisition of Mr. Sitrick's personal goodwill; however, your treatment of this personal goodwill as a part of the purchase price in the acquisition resulted in your recording a higher amount of goodwill in the purchase transaction. We reviewed the Membership Interest Purchase Agreement, the Goodwill Purchase Agreement and the Employment Agreement in considering your response. We note that as a condition of your willingness to enter into the purchase agreements, Mr. Sitrick was required to execute and deliver to you an Employment Agreement for a term of four and one-half years that included specific provisions regarding conditions under which his employment could be terminated. After reviewing your response it is still unclear to us how Mr. Sitrick's personal goodwill could be separated from his employment by you following the acquisition, and therefore, why the purchase price for this personal goodwill would not be considered compensation expense. Please provide the basis in GAAP for your accounting. In order to help us more fully understand your responses, please explain your consideration of the following:

    • Tell us why you believe that Sitrick and Company's historical practice of paying a royalty to Mr. Sitrick for the use of his personal goodwill was not compensatory in nature. We note that while these payments appear to have greatly exceeded his stated salary, they appear to relate to his personal knowledge, business relationships, reputation and services, and it is unclear to us how these items were separable from his services.

    • To the extent that the acquired personal goodwill relates to Mr. Sitrick's business relationships, reputation, referral network, trade secrets and media contacts, it is unclear to us how these items could be separated from Mr. Sitrick's employment by you following the acquisition, including how you would realize the value from Mr. Sitrick's personal goodwill in the absence of his employment by you.

3. We note your response to comment nine in our letter dated April 8, 2010. So that we may fully understand your response and your consideration of the indicators set forth in FASB ASC 805-10-55-25, please provide us with the following additional information:

- A. Continuing Employment. We note from the provisions in the Membership Interest Purchase and Goodwill Purchase Agreements that as a condition and inducement to your willingness to enter into these agreements, each of Mr. Sitrick and Mr. Brincko were required to execute and deliver to you an employment agreement for a term of four and one half years with provisions for termination only upon death, disability, for cause, for good reason or upon a change of control as defined in the employment agreements. We further note that the agreements appear to contain provisions relating to specific performance of the agreements. It appears that the termination of employment by these individuals for reasons other than those specified in the employment agreements may be a breach of such agreements. Please point us to the specific sections of these agreements that provide that the contingent consideration payments are not affected by employment termination. Please provide us with your legal analysis as to whether and why you would continue to be obligated to make these contingent consideration payments if Mr. Sitrick or Mr. Brincko terminated employment for reasons not specified in their employment agreements, such as in the event of a dispute between the parties.

- E. Number of Shares Owned. We do not understand your statement that because all selling membership interest holders except Mr. Sitrick's spouse became your employees this indicator is inapplicable. Please tell us how you considered whether the spousal relationship between Mike and Nancy Sitrick would impact any analysis of selling shareholders who became key employees versus selling shareholders who did not become key employees. Refer to the last sentence of FASB ASC 805-10-55-25e. If you consider Mike and Nancy Sitrick effectively to be one selling shareholder for purposes of this analysis due to their spousal relationship, it would appear that the selling shareholders who owned substantially all of the shares in the acquiree continue as key employees in the post-merger company. Please reconsider this section of the applicable guidance, and provide us with your further considerations as to how it is or is not indicative of some part or all of the contingent consideration being compensatory in nature.

- H. Other Agreements and Issues. We note the provisions in Sections 2.9 and 3.8 of the Membership Interest Purchase Agreement and Section 2.7 of the Goodwill Purchase Agreement relating to agreements pertaining to income tax treatment of payments to be made under these agreements, which appear to include the contingent payments. Please tell us what consideration you gave to whether the arrangements with respect to income tax treatment of contingent payments may

indicate that the contingent payments are attributable to something other than
consideration for the acquired businesses.

4. We further note in your response to comment nine in our letter dated April 8, 2010
that you determined the contingent consideration allocable to employees is a cash
bonus plan for which the cost should be accrued when the achievement of the related
performance condition is probable, and you concluded sufficient evidence did not
exist to meet the probable threshold required under FASB ASC 710. Please explain
to us in more detail why you concluded the achievement of the performance condition
was not probable at the acquisition date and at February 27, 2010. Please specifically
tell us how you considered the following:

- We note the obligation for the estimated fair value of the contingent Earn-out
  payments was $58.6 million at February 27, 2010 based on probability weighted
  projections of the average EBITDA during the four year Earn-out period
  discounted using an original discount rate of 1.9 percent. It appears this amount
  excludes amounts allocable to the employees. The probability weighted-average
  EBITDA suggested by the fair value recorded for the portion of the contingent
  Earn-out payments to be paid to the sellers appears to suggest that you have
  assumed that the Earn-out EBITDA is likely to exceed the Initial EBITDA by an
  amount that would result in payments being due to employees.

- We note the employee contingent consideration will be paid only to the
  employees who remain employed at the end of the four year measurement period,
  but it does not appear that this fact affects the total amount of employee
  contingent consideration to be paid. Please explain to us how the contingent
  consideration allocable to employees would be affected if no employees remain
  employed at the end of the measurement period. It is unclear to us whether the
  total Earn-out amounts, including the portion potentially allocable to other
  employees, would be paid to Sitrick Co., Brincko and Mr. Sitrick. Please tell us
  whether and how this scenario impacted your accounting for the contingent
  consideration related to your acquisition of Sitrick Brincko Group.

Unaudited Pro Forma Condensed Combined Financial Statements (Exhibit 99.4)

5. We note your response to comment 12 in our letter dated April 8, 2010. As indicated
in our comments above, it remains unclear to us that the use of Mr. Sitrick's business
relationships, reputation, referral network, trade secrets and media contacts could be
separated from his employment. If the purchase of Mr. Sitrick's personal goodwill is
compensatory, it would be unclear to us that it is appropriate to eliminate the royalty
payments to Mr. Sitrick in your pro forma financial statements, as it would appear
that compensation for these items continues after your acquisition of Sitrick Brincko
Group. If not addressed in your response to our comments above, please tell us your

rationale for eliminating such payments in the pro forma statements of operations. We may have further comment after reviewing your response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

6. We note your response to comment 18 in our letter dated April 8, 2010. Please provide your proposed language.

Long-Term Equity Incentive Awards, page 20

7. We note your response to comment 19 in our letter dated April 8, 2010. Please provide your proposed language.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director